SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             COBRA ELECTRONICS CORP.
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                                (Name of Issuer)

                   Common Stock, par value $0.33 1/3 per share
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                         (Title of Class of Securities)

                                    191042100
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      191042100              SCHEDULE 13D/A         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                -0-

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      191042100              SCHEDULE 13D/A         PAGE 3 OF 4 PAGES
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The Schedule 13D filed on September 17, 2001 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, par value $0.33 1/3 per share, of Cobra Electronics Corporation (the "Issuer") as amended by Amendment No. 1 to the Schedule 13D filed on May 21, 2002 and as further amended by Amendment No. 2 to the Schedule 13D filed on August 12, 2002, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D.

ITEM 4.       Purpose of Transaction.

              Item 4 of the Schedule 13D is hereby amended and restated as follows:

                  As of December 21, 2005, the Reporting Person does not own any Shares of Common Stock.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) As of the close of business on December 21, 2005, the Reporting Person beneficially owned 0 Shares of Common Stock, constituting approximately 0% of the Shares outstanding.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock on November 28, 2005.

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CUSIP NO.      191042100             SCHEDULE 13D/A           PAGE 4 OF 4 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name: Barry Rosenstein
                                               Title:   Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director